                    SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549

                                 FORM 11-K

                               ANNUAL REPORT

                     Pursuant to Section 15 (d) of the
                      Securities Exchange Act of 1934


                For the Fiscal Year Ended December 31, 1994


        NBD BANCORP, INC. EMPLOYEES' SAVINGS AND INVESTMENT PLAN
        --------------------------------------------------------
                         (Full title of the Plan)


                NBD BANCORP, INC. a Delaware Corporation
                ----------------------------------------
       (Name of issuer of the securities held pursuant to the Plan)


              611 Woodward Avenue, Detroit, Michigan 48226
              --------------------------------------------
      (Address of Plan and of principal executive offices of issuer)



                               Signatures
                               ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, NBD Bancorp, Inc. Employees' Savings and Investment Plan Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.



                                        NBD Bancorp, Inc.
                                        Employees' Savings and
                                        Investment Plan (Investment Plus)






Dated:  June 23, 1995                   By /s/ Kenneth E. Kleiman
                                           ----------------------
                                           Kenneth E. Kleiman
                                           Plan Administrator

NBD BANCORP, INC. EMPLOYEES' SAVINGS AND INVESTMENT PLAN

FINANCIAL STATEMENTS - INDEX

                                                                  PAGE
                                                                --------

INDEPENDENT AUDITORS' REPORT.....................................   3

FINANCIAL STATEMENTS:

   Statement of Net Assets Available for Benefits
      With Fund Information:

      As Of December 31, 1994....................................  4-5

      As Of December 31, 1993....................................  6-7

   Statement of Changes in Net Assets Available for Benefits
      With Fund Information:

      For The Year Ended December 31, 1994.......................  8-10

      For The Year Ended December 31, 1993....................... 11-12

NOTES TO FINANCIAL STATEMENTS.................................... 13-18

SUPPLEMENTAL SCHEDULES:

   Item 27a. - Schedule of Assets Held for Investment Purposes
               As of December 31, 1994........................... 19-21

   Item 27d. - Schedule of Reportable Transactions for the Year
               Ended December 31, 1994...........................   22

INDEPENDENT AUDITORS' REPORT

Employees' Savings and Investment Plan Committee
NBD Bancorp, Inc. Employees' Savings and Investment Plan
Detroit, Michigan

We have audited the accompanying statements of net assets available for benefits of NBD Bancorp, Inc. Employees' Savings and Investment Plan (the "Plan") as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994 and 1993, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held for investment purposes as of December 31, 1994 and (2) reportable transactions for the year ended December 31, 1994 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information are the responsibility of the Plan's management. Such schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP


June 20, 1995


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Page 4




                                                           NBD BANCORP, INC.
                                                 EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                                      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                                        AS OF DECEMBER 31, 1994



                                                                                         Participant Directed
                                                                  ------------------------------------------------------------------
                                                    Total                             Woodward          Woodward          Woodward
                                                    of All            NBD            Opportunity       Growth/Value       Balanced
                                                    Funds            Fund                Fund              Fund             Fund
                                                ============      ============      ============      ============      ============
ASSETS:
   Cash.......................................  $     71,177      $     (2,214)      $     5,052      $          -      $     68,333

   Investments, at market (Note D)............   459,515,107       260,021,985        45,889,275        38,781,392        16,326,311

   Interest and dividends receivable..........       269,224               877                 9                 6                49
                                                ------------      ------------      ------------      ------------      ------------
      Net assets available for benefits.......  $459,855,508      $260,020,648      $ 45,894,336      $ 38,781,398      $ 16,394,693
                                                ============      ============      ============      ============      ============

The accompanying notes are an integral part of the financial statements.



                                                           NBD BANCORP, INC.
                                                 EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                            STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION (concluded)
                                                        AS OF DECEMBER 31, 1994

                                                     Participant Directed              Non-Participant Directed
                                                ------------------------------      ------------------------------
                                                                                    Grand Rapids
                                                   Woodward          Money           Subsidiary
                                                     Bond            Market          Investment          Loan
                                                     Fund             Fund            Accounts           Fund
                                                ============      ============      ============      ============
ASSETS:
   Cash.......................................  $          -      $          -      $          6      $          -

   Investments, at market (Note D)............    19,059,993        52,008,496         2,048,903        25,378,752

   Interest and dividends receivable..........             7           250,230            18,043                 3
                                                ------------      ------------      ------------      ------------
      Net assets available for benefits.......  $ 19,060,000      $ 52,258,726      $  2,066,952      $ 25,378,755
                                                ============      ============      ============      ============

The accompanying notes are an integral part of the financial statements.



                                                           NBD BANCORP, INC.
                                                 EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                                      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                                        AS OF DECEMBER 31, 1993

                                                                                        Participant Directed
                                                                  ------------------------------------------------------------------
                                                    Total                                                                   Money
                                                    of All             NBD              Equity             Bond             Market
                                                    Funds              Fund              Fund              Fund              Fund
                                                ============      ============      ============      ============      ============
ASSETS:
   Cash.......................................  $    817,500      $        606      $      4,750      $         (2)     $        201

   Investments, at market (Note D)............   376,149,468       228,195,551        44,181,583        17,617,919        44,299,686

   Interest and dividends receivable..........       606,524             2,615            88,768           288,232           123,179
                                                ------------      ------------      ------------      ------------      ------------
      Total assets available for benefits.....  $377,573,492      $228,198,772      $ 44,275,101      $ 17,906,149      $ 44,423,066
                                                ============      ============      ============      ============      ============

The accompanying notes are an integral part of the financial statements.



                                                           NBD BANCORP, INC.
                                                 EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                            STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION (concluded)
                                                        AS OF DECEMBER 31, 1993

                                                     Participant Directed              Non-Participant Directed
                                                ------------------------------      ------------------------------
                                                                                    Grand Rapids
                                                                     Mortgage        Subsidiary
                                                    Index           Securities       Investment           Loan
                                                     Fund              Fund           Accounts            Fund
                                                ============      ============      ============      ============
ASSETS:
   Cash.......................................  $          1      $        152      $      1,857      $    809,935

   Investments, at market (Note D)............    19,953,629         5,514,148         2,175,002        14,211,950

   Interest and dividends receivable..........        17,778            73,599             9,648             2,705
                                                ------------      ------------      ------------      ------------
      Total assets available for benefits.....  $ 19,971,408      $  5,587,899      $  2,186,507      $ 15,024,590
                                                ============      ============      ============      ============

The accompanying notes are an integral part of the financial statements.



                                                           NBD BANCORP, INC.
                                                 EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                                  FOR THE YEAR ENDED DECEMBER 31, 1994

                                                                                       Participant Directed
                                                                   -------------------------------------------------------------

                                                     Total                            Woodward        Woodward        Woodward
                                                     of All             NBD         Opportunity     Growth/Value      Balanced
                                                     Funds             Fund             Fund            Fund            Fund
                                                 =============     =============   =============   =============   =============
Net assets available for benefits,
   beginning of year..........................   $377,573,492      $228,198,772    $          -    $          -    $          -

Additions:
   Contributions (Note A):
      Employer................................     14,700,903         7,669,623       2,606,438       1,689,859         719,633
      Employee................................     27,372,847        13,719,801       5,041,806       3,214,834       1,428,493
   Interest and dividends.....................     18,081,580        10,817,178         611,628       1,080,247         594,893
   Net transfer from/(to) other funds.........              -        (2,427,529)     41,112,485      35,235,845      15,668,107
   Transfer from/(to) other plans (Note A)....     81,558,337        38,418,301               -               -               -
   Miscellaneous Income.......................            145                57              28               7               3
   Net appreciation/(depreciation) in fair value
      of investments (Note D).................    (29,703,646)      (23,434,415)     (1,985,653)       (725,057)       (818,934)
                                                 -------------     -------------   -------------   -------------   -------------

                                                  112,010,166        44,763,016      47,386,732      40,495,735      17,592,195
Deductions:
   Distribution to participants...............     29,727,431        12,941,128       1,492,396       1,714,337       1,197,502
   Administrative Expenses....................            719                12               -               -               -
                                                 -------------     -------------   -------------   -------------   -------------

                                                   29,728,150        12,941,140       1,492,396       1,714,337       1,197,502
                                                 -------------     -------------   -------------   -------------   -------------

Net additions/(deductions)....................     82,282,016        31,821,876      45,894,336      38,781,398      16,394,693
                                                 -------------     -------------   -------------   -------------   -------------

Net assets available for benefits,
   end of year................................   $459,855,508      $260,020,648    $ 45,894,336    $ 38,781,398    $ 16,394,693
                                                 =============     =============   =============   =============   =============

The accompanying notes are an integral part of the financial statements.




                                                           NBD BANCORP, INC.
                                                 EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION (continued)
                                                  FOR THE YEAR ENDED DECEMBER 31, 1994


                                                       Participant Directed           Non-Participant Directed
                                                 -------------------------------   -----------------------------
                                                                                   Grand Rapids
                                                    Woodward           Money        Subsidiary
                                                      Bond             Market       Investment         Loan
                                                      Fund              Fund         Accounts          Fund
                                                 =============     =============   =============   =============
Net assets available for benefits,
   beginning of year..........................   $          -      $ 44,423,066    $  2,186,507    $ 15,024,590

Additions:
   Contributions (Note A):
      Employer................................        682,291         1,333,059               -               -
      Employee................................      1,411,894         2,556,019               -               -
   Interest and dividends.....................      1,317,144         2,476,759         122,071       1,061,660
   Net transfer from/(to) other funds.........     18,715,242       (25,963,612)         (9,892)      5,405,290
   Transfer from/(to) other plans (Note A)....              -        38,519,538               -       4,620,498
   Miscellaneous Income.......................              3                47               -               -
   Net appreciation/(depreciation) in fair value
      of investments (Note D).................     (2,611,956)                -        (123,010)              -
                                                 -------------     -------------   -------------   -------------

                                                   19,514,618        18,921,810         (10,831)     11,087,448

Deductions:
   Distribution to participants...............        454,618        11,086,150         108,017         733,283
   Administrative Expenses....................              -                 -             707               -
                                                 -------------     -------------   -------------   -------------

                                                      454,618        11,086,150         108,724         733,283
                                                 -------------     -------------   -------------   -------------

Net additions/(deductions)....................     19,060,000         7,835,660        (119,555)     10,354,165
                                                 -------------     -------------   -------------   -------------

Net assets available for benefits,
   end of year................................   $ 19,060,000      $ 52,258,726    $  2,066,952    $ 25,378,755
                                                 =============     =============   =============   =============

The accompanying notes are an integral part of the financial statements.



                                                           NBD BANCORP, INC.
                                                 EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION (concluded)
                                                  FOR THE YEAR ENDED DECEMBER 31, 1994

                                                                      Participant Directed
                                                 ---------------------------------------------------------------
                                                                                                      Mortgage
                                                     Equity             Bond           Index         Securities
                                                      Fund              Fund           Fund             Fund
                                                 =============     =============   =============   =============
Net assets available for benefits,
   beginning of year..........................   $ 44,275,101      $ 17,906,149    $ 19,971,408    $  5,587,899

Additions:
   Contributions (Note A):
      Employer................................              -                 -               -               -
      Employee................................              -                 -               -               -
   Interest and dividends.....................              -                 -               -               -
   Net transfer from/(to) other funds.........    (44,270,301)      (17,906,324)    (19,971,412)     (5,587,899)
   Net transfer from/(to) other plans (Note A)              -                 -               -               -
   Miscellaneous Income.......................              -                 -               -               -
   Net appreciation/(depreciation) in fair value
      of investments (Note D).................         (4,800)              175               4               -
                                                 -------------     -------------   -------------   -------------

                                                  (44,275,101)      (17,906,149)    (19,971,408)     (5,587,899)

Deductions:
   Distribution to participants...............              -                 -               -               -
   Administrative Expenses....................              -                 -               -               -
                                                 -------------     -------------   -------------   -------------

                                                            -                 -               -               -
                                                 -------------     -------------   -------------   -------------

Net additions/(deductions)....................    (44,275,101)      (17,906,149)    (19,971,408)     (5,587,899)
                                                 -------------     -------------   -------------   -------------

Net assets available for benefits,
   end of year................................   $          -      $          -    $          -    $          -
                                                 =============     =============   =============   =============


The accompanying notes are an integral part of the financial statements.



                                                           NBD BANCORP, INC.
                                                 EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                                  FOR THE YEAR ENDED DECEMBER 31, 1993

                                                                                       Participant Directed
                                                                   -------------------------------------------------------------
                                                     Total                                                             Money
                                                     of All             NBD            Equity           Bond           Market
                                                     Funds              Fund            Fund            Fund            Fund
                                                 =============     =============   =============   =============   =============
Net assets available for benefits,
   beginning of year..........................   $291,005,280      $187,598,082    $ 27,981,033    $ 12,597,868    $ 32,775,464

Additions:
   Contributions (Note A):
      Employer................................     11,894,319         7,820,792       1,431,923         474,305         980,159
      Employee................................     21,275,452        13,818,718       2,594,913         842,999       1,834,747
   Interest and dividends.....................     13,035,101         7,439,012         944,878       1,964,187       1,263,983
   Net transfer from/(to) other funds.........              -        (3,233,117)        832,348        (222,351)      1,226,912
   Net transfer from/(to) other plans (Note A)     71,361,766        45,458,084       5,682,598       2,419,165      12,319,760
   Net appreciation/(depreciation) in fair value
      of investments (Note D).................    (16,770,660)      (22,656,524)      4,890,379        (154,645)              -
                                                 -------------     -------------   -------------   -------------   -------------

                                                  100,795,978        48,646,965      16,377,039       5,323,660      17,625,561

Deductions:
   Distribution to participants...............     14,227,766         8,046,275          82,971          15,379       5,977,959
                                                 -------------     -------------   -------------   -------------   -------------


Net additions/(deductions)....................     86,568,212        40,600,690      16,294,068       5,308,281      11,647,602
                                                 -------------     -------------   -------------   -------------   -------------

Net assets available for benefits,
   end of year................................   $377,573,492      $228,198,772    $ 44,275,101    $ 17,906,149    $ 44,423,066
                                                 =============     =============   =============   =============   =============

The accompanying notes are an integral part of the financial statements.



                                                           NBD BANCORP, INC.
                                                 EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS  WITH FUND INFORMATION (concluded)
                                                  FOR THE YEAR ENDED DECEMBER 31, 1993


                                                      Participant Directed           Non-Participant Directed
                                                 -------------------------------   -----------------------------
                                                                                   Grand Rapids
                                                                      Mortgage      Subsidiary
                                                     Index           Securities     Investment         Loan
                                                      Fund              Fund         Accounts          Fund
                                                 =============     =============   =============   =============
Net assets available for benefits,
   beginning of year..........................   $ 12,628,197      $  4,781,960    $  2,259,084    $ 10,383,592

Additions:
   Contributions (Note A):
      Employer................................        904,467           282,673               -               -
      Employee................................      1,683,672           500,403               -               -
   Interest and dividends.....................        339,579           444,247         125,284         513,931
   Net transfer from/(to) other funds.........       (606,856)       (2,040,118)        (83,885)      4,127,067
   Net transfer from/(to) other plans (Note A)      3,869,118         1,634,299         (21,258)              -
   Net appreciation/(depreciation) in fair value
      of investments (Note D).................      1,167,667           (14,916)         (2,621)              -
                                                 -------------     -------------   -------------   -------------

                                                    7,357,647           806,588          17,520       4,640,998

Deductions:
   Distribution to participants...............         14,436               649          90,097               -
                                                 -------------     -------------   -------------   -------------


Net additions/(deductions)....................      7,343,211           805,939         (72,577)      4,640,998
                                                 -------------     -------------   -------------   -------------

Net assets available for benefits,
   end of year................................   $ 19,971,408      $  5,587,899    $  2,186,507    $ 15,024,590
                                                 =============     =============   =============   =============

The accompanying notes are an integral part of the financial statements.


                   NBD BANCORP, INC.
        EMPLOYEES' SAVINGS AND INVESTMENT PLAN


             NOTES TO FINANCIAL STATEMENTS
             -----------------------------

        YEARS ENDED DECEMBER 31, 1994 AND 1993

NOTE A - The Plan

      General
      -------

      NBD Bancorp, Inc. (the "Corporation") adopted its Employees' Savings and Investment Plan ("Investment Plus" or the "Plan") effective January 1, 1988. The Plan is the amended, renamed and restated continuation of the NBD Bancorp, Inc. Employees' Profit-Sharing Plan (the "Former Plan") that had been adopted by the Corporation in 1981. Each employee electing to participate in the Plan makes contributions by means of salary deductions. Participant contributions are limited to 10 percent of participant's pay as defined in the Plan, or such maximum amounts as may be approved by the Internal Revenue Service. The Corporation provides matching contributions of one dollar for every dollar that participants contribute up to 2 percent of their pay and 50 cents for each additional dollar that participants contribute up to another 4 percent of their pay. The participant has a zero vested percentage in the Corporation's contribution until performing four years and five months of continuous service, subject to break in service rules, at which time the participant becomes fully vested. The participant is at all times fully vested with regard to participant contributions.

      Effective January 1, 1994, the NBD Indiana, Inc. Employee 401(K) and Stock Ownership Plan merged into the Plan and physically transferred its assets. During 1993, five affiliate plans were merged into the Plan and physically transferred their assets. Effective January 1, 1993, the FNW Bancorp, Inc. Employee Stock Ownership Plan and the Gainer Bank Profit Sharing Plan merged into the Plan. Effective July 1, 1993, the Summcorp 401(K) Profit Sharing Plan and the Summcorp Employee Stock Ownership Plan merged into the Plan. Effective October 1, 1993, the NBD Bancorp, Inc. Employees' Stock Ownership Plan merged into the Plan.

      Effective January 1, 1994, the Equity Fund, Bond Fund, Index Fund, and Mortgage Securities Fund were replaced by the Woodward Opportunity Fund, Woodward Growth/Value Fund, Woodward Balanced Fund, and Woodward Bond Fund. Participants with balances in the discontinued funds made elective transfers into any of the other existing funds. If participants failed to make elections, their balances were automatically placed into the Money Market Fund.

      At December 31, 1994 and 1993, there were 18,901 and 14,095 participants, respectively, in the Plan. Employees are eligible to participate in the Plan starting in the calendar year after the date of hire provided that the employee is salaried or is regular hourly and works more than an average of 17 1/2 hours per week. Persons hired and working outside of the United States are not eligible to participate in the Plan.

      NBD Bank, N.A. - Trust Division and First National Bank of Boston serve as Trustee and supplemental Trustee, respectively. First National Bank of Boston makes all purchases and sales, on the open market, of NBD Bancorp, Inc. common stock held under the Plan.

      The Plan is administered by a Committee of not less than three members appointed by the Chairman of the Board of Directors of the Corporation. Administrative expenses not paid by the Corporation may be deducted from the Trust Fund as directed by the Committee. In the event of Plan termination, participants or their beneficiaries will receive distributions as determined by the Committee acting in accordance with the terms of the Plan, subject to federal regulations under the Employee Retirement Income Security Act of 1974.

NOTE A - The Plan (cont'd.)


      Investment Programs
      -------------------

      The participants have an option as to the manner in which their contributions are invested. A description of each investment program follows:

      The NBD Fund invests in NBD Bancorp, Inc. stock and NBD Bancorp, Inc. convertible securities, or some combination thereof. Each participant directs the trustee how to vote shares of NBD Bancorp, Inc. stock represented by his or her account in the NBD Fund. The trustee will not exercise voting rights with respect to those shares for which a direction has not been received by the required deadline. Dividends are reinvested to purchase more NBD Bancorp, Inc. stock.

      The Woodward Opportunity Fund invests in a portfolio of stocks of smaller to midsized companies. The Fund seeks those smaller companies that have above-average growth potential with superior returns on investment.

      The Woodward Growth/Value Fund invests in attractively priced stocks of larger companies whose earnings are expected to grow more than the market in general. The Fund consists of a broadly diversified portfolio of stocks with above-average expected growth in earnings and average market risk.

      The Woodward Balanced Fund invests in a portfolio of equity, fixed income and cash equivalent securities. The Balanced Fund's policy is to invest at least 25 percent of its total assets in fixed income securities and no more than 75 percent in equity securities. The equity portion is invested primarily in publicly traded stocks of U.S. companies. The fixed income component purchases debt securities rated A or better with no maturity restrictions. The cash equivalent portion is invested in first-tier money market instruments.

      The Woodward Bond Fund invests primarily in bonds rated A or better, with an average maturity between six and twelve years. The Fund is managed on the basis of anticipated interest rates over the next three to twelve months.

      The Money Market Fund invests in short-term money market investments such as U.S. Treasury bills, notes and bonds, bank instruments (i.e. certificates of deposit), commercial paper and other corporate obligations. The Fund seeks a high level of current income, as measured by recognized money market indices, consistent with the preservation of principal and liquidity.

     As of December 31, 1994, the number of trust participants in each of the investment programs was as follows:


                    Fund               Participants
        ----------------------------   ------------
        NBD Fund....................       14,835
        Woodward Opportunity Fund...        6,291
        Woodward Growth/Value Fund..        5,301
        Woodward Balanced Fund......        2,875
        Woodward Bond Fund..........        2,881
        Money Market Fund...........        6,099

NOTE A - The Plan (cont'd.)


     Investment Programs (cont'd.)
     -------------------
     In each of the investment funds, the trustee may hold such portion of each fund in highly liquid short-term investments, or cash, as it may determine in its discretion.

     The Plan participates in Woodward Funds (registered investment companies) which are a family of mutual funds, managed by NBD Bank, N.A. The Plan also participates in collective investment funds managed by NBD Bank, N.A. The percentage of ownership of each fund greater than 1% held by the Plan as of December 31, 1994, is as follows:
                                               %
                                           ---------
        Registered Investment Companies:
             Woodward Balanced Fund.......     29.78
             Woodward Opportunity Fund....      8.68
             Woodward Growth/Value Fund...      6.77
             Woodward Bond Fund...........      4.50
        NBD Banks Investment Funds for
          Employee Benefit Plans:
             Money Market Fund............      4.44

     In 1988, NBD Bank, N.A. as Trustee appointed NBD Grand Rapids, N.A. (subsequently merged into NBD Bank, N.A.) to serve as investment manager and custodian of certain assets that were merged into the Plan from the former Profit Sharing Program of Union Bancorp, Inc. (The "Former Program"). As of December 31, 1994 and 1993 those assets were held in individual subsidiary investment accounts established under the Former Program. The Grand Rapids Subsidiary Investment Accounts are invested in collective funds, registered investment companies, U.S. government securities, NBD Bancorp, Inc. common stock, and other common stock.



     Participant Loans
     -----------------

     Provision is made in the Plan to permit participants, with approval of the committee, to borrow a portion of their deferred vested benefits. Each loan is subject to the following conditions:

        - the loan amount does not exceed the lesser of a) 50% of the participant's current fully vested interest in the fund, or b) $50,000 reduced by the amount of the highest outstanding loan balance to the participant in the last 12 months.

        - each loan is secured by the participant's portion of the current fund balance. (No distributions are made prior to complete repayment of the loan and interest).

        - the period of repayment does not exceed 5 years, 10 years if the loan is for the purchase of a primary residence.

     Under certain terms and conditions any unpaid loan balance, including any accrued interest, may become immediately due. In the event of default, the Trustee may convert any unpaid principal and accrued interest from the participant's account into a distribution.

     As of December 31, 1994, there were $25,403,930 in loans outstanding. These amounts are transferred to a separate account. For purposes of financial statement disclosure, the loans are disclosed in a separate fund (except for Grand Rapids Subsidiary Investment Accounts).

NOTE A - The Plan (cont'd.)


     Transfer of Funds
     -----------------

     Each trust participant is entitled once per calendar quarter to transfer a specified portion or all of his or her interest in any of the investment funds to any of the other funds.

     Participant Withdrawals
     -----------------------

     During a participant's employment with a participating employer or a non-participating affiliate, distributions from the participant's interest in the trust fund may be authorized by the Committee upon a finding of need for financial assistance to meet cases of immediate and heavy financial hardship, to provide funds for the purchase of the participant's primary residence, to pay college tuition costs for the participant or his or her dependent(s) if he or she is unable to meet them, to pay for medical expenses, to pay for funeral expenses, or to prevent eviction from the participant's principal residence or foreclosure on his or her residential mortgage.

     The funds that represent a hardship distribution must conform to conditions required by the Internal Revenue Service. A participant can receive a distribution of funds only in such amount as does not exceed the total amount of the participant's own authorized payroll deduction contributions as then appearing on the records of the Corporation. A participant who receives a hardship distribution shall have his or her contributions to the trust fund suspended for 12 months following the distribution as required by law.

     As of December 31, 1994 and 1993, net assets available for benefits included benefits of $0 and $3,780,115, respectively, due to participants who have applied to withdraw from the Plan, but whose applications have not been processed and approved for payment.


     Participant Forfeitures
     -----------------------

     Participants terminating employment before their employer matching contributions are vested will forfeit such amounts and any earnings thereon. These amounts are transferred into a forfeiture account and are used either to reduce future employer contributions or reinstate the participant's account if a participant is rehired by the Corporation.


NOTE B - Significant Accounting Policies

     Basis of Accounting
     -------------------

     The financial statements of the Plan are maintained on the accrual basis.


     Valuation of Investment
     -----------------------

     The investments of the Plan are stated at market values.
     Accordingly, net unrealized appreciation or depreciation of investments is reflected in the Statement of Changes in Net Assets Available for Benefits. Market values represent closing prices for those securities traded on national stock exchanges, bid quotation for those securities traded over-the-counter and cost (which approximates market) for trust demand notes.

NOTE B - Significant Accounting Policies (cont'd.)



     Investment Income
     -----------------

     Cash dividends on investment securities are recognized as of the ex-dividend date.


     Net Appreciation or Depreciation in Fair Value of Investments
     -------------------------------------------------------------

     Realized and unrealized gains and losses are recognized on the basis of fair value to adjusted cost (i.e. fair value at the beginning of the year, or cost if the asset was acquired since that date). The NBD Fund, Woodward Opportunity Fund, Woodward Growth/Value Fund, Woodward Balanced Fund and Woodward Bond Fund recognize gains and losses on stock or shares distributed to participants in settlement of their account equal to the difference between adjusted cost, as determined above, and fair value of the shares distributed.



NOTE C - Federal Income and Estate Taxes Applicable to the Plan

     The Internal Revenue Service has determined and informed the Corporation by a letter dated October 13, 1994, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code, and that the trust is a tax-exempt trust.


NOTE D - Investments
     The following tabulation presents investments at market for the plan years ended December 31, 1994 and 1993:
                                                                1994            1993
                                                           -------------   -------------
     Marketable Securities:
        Common Stock - NBD Bancorp, Inc.............       $260,099,456    $227,169,482
        Other Common Stock..........................             89,110      39,657,932
        Mortgage Backed Securities..................              2,632         882,091
        Bonds, Notes, and Other.....................            709,141      16,590,661
     Collective Funds:
        NBD Banks Investment Funds for Employee
        Benefit Plans:
          Money Market Fund........................          52,456,941      46,070,953
          Short Bond Fund..........................                   -         315,278
        NBD Grand Rapids Pooled Equity Fund.........                  -         124,814
     Registered Investment Companies:
        Woodward Opportunity Fund...................         45,889,275               -
        Woodward Growth/Value Fund..................         38,781,392               -
        Woodward Balanced Fund......................         16,326,311               -
        Woodward Bond Fund..........................         19,059,993               -
        Woodward Short Bond Fund....................            316,615               -
        Woodward Intermediate Bond Fund.............            217,484         729,226
        Woodward Intrinsic Value Fund...............             10,891          10,860
        Woodward Capital Growth Fund................            128,003               -
        Woodward Equity Index Fund..................                 -            2,144
        Tri Continental Corp........................             23,933               -
     Repurchase Agreement (U.S. Government
        Securities, 3.15%, maturing 01-03-94).......                  -      30,544,268
     Loans to Participants.........................          25,403,930      14,051,759
                                                           -------------   -------------
     Total Investments.............................        $459,515,107    $376,149,468
                                                           =============   =============

     The following tabulation presents the net appreciation/(depreciation) in fair value of investments for the plan years ended
     December 31, 1994 and 1993:
                                                               1994             1993
                                                          --------------  --------------
     Marketable Securities:
        Common Stock - NBD Bancorp, Inc.............       $(23,441,136)   $(22,665,013)
        Other Common Stock..........................             (6,043)      4,932,104
        Mortgage Backed Securities..................               (247)       (226,622)
        Bonds, Notes, and Other.....................            (21,246)        296,293
     Collective Funds:
        NBD Banks Investment Funds for Employee
        Benefit Plans:
          Equity Index Fund........................                   -        (127,115)
          Mortgage Backed Securities Fund..........                   -        (420,743)
          Market Plus Bond Fund....................                   -         183,286
          Short Bond Fund..........................             (14,678)         (6,274)
        NBD Grand Rapids Pooled Equity Fund.........             (3,202)         (2,186)
     Registered Investment Companies:
        Woodward Opportunity Fund...................         (1,985,653)              -
        Woodward Growth/Value Fund..................           (725,057)              -
        Woodward Balanced Fund......................           (818,934)              -
        Woodward Bond Fund..........................         (2,611,956)              -
        Woodward Short Bond Fund....................             (5,086)              -
        Woodward Intermediate Bond Fund.............            (74,870)         14,287
        Woodward Intrinsic Value Fund...............               (380)            681
        Woodward Capital Growth Fund................              5,386               -
        Woodward Equity Index Fund..................                  4       1,250,642
        Tri Continental Corp........................               (548)              -
                                                          --------------  --------------
     Net (Depreciation)............................        $(29,703,646)   $(16,770,660)
                                                          ==============  ==============

<CAPTION

                                        NBD BANCORP, INC.
                             EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                   ITEM 27a. - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                     AS OF DECEMBER 31, 1994

 Par Value
 or Number                                                                            Current
 of Shares                       Description                            Cost           Value
- -----------   --------------------------------------------------   -------------   -------------

                            MARKETABLE SECURITIES
                            ---------------------

                       Common Stocks - NBD Bancorp, Inc.
                       ---------------------------------
 9,501,350  * NBD Bancorp, Inc..................................   $196,324,422    $260,099,456
                                                                   =============   =============

                              Other Common Stocks
                              --------------------

       100    Airtouch Communications, Inc......................   $      1,693    $      2,912
       300    Black Hills Corp..................................          5,551           6,413
       100    British Petroleum PLC.............................          6,413           7,987
        74    Colgate Palmolive Company.........................          1,198           4,690
       100    Dow Chemical Company..............................          6,000           6,725
       220    Exxon Corporation.................................          3,497          13,365
       224    Ford Motor Company................................          1,322           6,244
       412    Foremost Corporation of America...................         12,122          14,729
       306    GTE Corp..........................................          6,018           9,295
       100    General Electric Company..........................          4,902           5,100
       100    Pacific Telesis Group.............................          2,557           2,850
       200    Sonat, Inc........................................          2,400           5,600
       100    Texas Utilities Company...........................          3,225           3,200
                                                                   -------------   -------------

                    Total Other Common Stocks...................   $     56,898    $     89,110
                                                                   =============   =============


                          Mortgage Backed Securities
                          --------------------------

              Collateralized Mort. Secs. Corp., C.M.O.,
     2,793         7.00%, due 6-20-06...........................   $      2,690    $      2,632
                                                                   =============   =============


                           Bonds, Notes, and Other
                           -----------------------

    20,000    U.S. Treasury Note, 11.25%, due 2-15-95...........   $     19,915    $     20,128
    25,000    U.S. Treasury Note, 8.50%, due 5-15-95............         25,086          25,187
    25,000    U.S. Treasury Note, 8.875%, due 7-15-95...........         25,000          25,270
   100,000    U.S. Treasury Note, 4.25%, due 7-31-95............         98,492          98,562
    50,000    U.S. Treasury Note, 8.50%, due 11-15-95...........         50,172          50,555
    30,000    U.S. Treasury Note, 5.875%, due 5-31-96...........         29,916          29,348
    40,000    U.S. Treasury Note, 6.25%, due 8-31-96............         39,744          39,156

              *Represents party in interest to the Plan.



                                        NBD BANCORP, INC.
                             EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                   ITEM 27a. - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                     AS OF DECEMBER 31, 1994

 Par Value
 or Number                                                                            Current
 of Shares                       Description                            Cost           Value
- -----------   --------------------------------------------------   -------------   -------------

                      Bonds, Notes, and Other (cont'd.)
                      ---------------------------------
    25,000    U.S. Treasury Note, 6.50%, due 9-30-96............         24,949          24,551
    50,000    U.S. Treasury Note, 6.50%, due 11-30-96...........         49,813          48,961
    25,000    U.S. Treasury Note, 6.25%, due 01-31-97...........         24,914          24,324
    40,000    U.S. Treasury Note, 6.375%, due 06-30-97..........         39,550          38,769
    25,000    U.S. Treasury Note, 6.50%, due 08-15-97...........         24,734          24,242
    50,000    U.S. Treasury Note, 6.00%, due 12-31-97...........         48,539          47,640
    25,000    U.S. Treasury Note, 7.875%, due 04-15-98..........         25,609          25,023
    30,000    U.S. Treasury Note, 7.125%, due 10-15-98..........         29,348          29,381
    25,000    U.S. Treasury Note, 6.875%, due 07-31-99..........         24,563          24,063
    55,000    U.S. Treasury Note, 7.125%, due 09-30-99..........         53,948          53,419
    25,000    U.S. Treasury Note, 8.50%, due 02-15-00...........         26,250          25,684
    30,000    U.S. Treasury Note,7.75%, due 02-15-01............         29,906          29,878
              Northwest Natural Gas Company, Convertible
    25,000        Debenture, 7.25%, due 3-01-12.................         25,000          25,000
                                                                   -------------   -------------
                  Total Bonds, Notes, and Other.................   $    715,448    $    709,141
                                                                   =============   =============


                               COLLECTIVE FUNDS
                               -----------------

              NBD Banks Investment Funds for Employee
              Benefit Plans:
52,456,941  * Money Market Fund.................................   $ 52,456,941    $ 52,456,941
                                                                   =============   =============


                       REGISTERED INVESTMENT COMPANIES
                       -------------------------------

 3,439,976  * Woodward  Opportunity  Fund.......................   $ 49,728,498    $ 45,889,275
 3,633,939  * Woodward  Growth/Value   Fund.....................     40,578,775      38,781,392
 1,714,228  * Woodward  Balanced  Fund..........................     17,085,964      16,326,311
 2,117,071  * Woodward  Bond  Fund..............................     21,509,673      19,059,993
    32,176  * Woodward Short Bond  Fund.........................        321,608         316,615
    23,629  * Woodward Intermediate Bond Fund...................        244,501         217,484
     1,040  * Woodward Intrinsic Value Fund.....................         11,324          10,891
    12,257  * Woodward Capital Growth Fund......................        122,617         128,003
     1,204    Tri Continental Corp..............................         26,570          23,933
                                                                   -------------   -------------

                  Total Registered Investment Companies.........   $129,629,530    $120,753,897
                                                                   =============   =============


              *Represents party in interest to the Plan.



                                        NBD BANCORP, INC.
                             EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                   ITEM 27a. - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                     AS OF DECEMBER 31, 1994

 Par Value
 or Number                                                                            Current
 of Shares                       Description                            Cost           Value
- -----------   --------------------------------------------------   -------------   -------------

                                    LOANS
                                    ------
            * Loans to Participants-interest rates ranging
                    from 5.00% to 12.50% during the plan year...   $ 25,403,930    $ 25,403,930
                                                                   =============   =============


                  Total Investments.............................   $404,589,859    $459,515,107
                                                                   =============   =============

              * Represents party in interest to the Plan.



              Employer Identification Number:...................     38-1984850
              Plan Number                   :...................            001



                                        NBD BANCORP, INC.
                             EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                        ITEM 27d. -  SCHEDULE OF REPORTABLE TRANSACTIONS
                              FOR THE YEAR ENDED DECEMBER 31, 1994

The following series and single transactions were in excess of 5% of the fair value of Plan assets at the beginning of the Plan year.

                                                       Purchases                    Sales
                                                     ------------- -----------------------------------------
Description                                             Purchase       Sales        Original      Net Gain
of Assets                                                Price         Price          Cost         (Loss)
- ---------------------------------------------------- ------------- ------------- ------------- -------------

Series:
NBD Banks Investment Fund for
  Employee Benefit Plans - Money Market Fund........ $100,675,161  $ 94,289,173  $ 94,289,173  $          -

Woodward Opportunity Fund...........................   51,864,405             -             -             -

Woodward Growth/Value Fund..........................   42,228,436             -             -             -

Woodward Bond Fund..................................   24,161,519             -             -             -

Woodward Balanced Fund..............................   18,956,815             -             -             -

NBD Bancorp, Inc. Common Stock......................   35,443,712             -             -             -

Single:

Woodward Opportunity Fund...........................   31,886,902             -             -             -

Woodward Growth/Value Fund..........................   26,760,856             -             -             -

Repurchase Agreements, U.S. Government Securities,
  Greenwich Capital Markets, Inc., 3.15%,
  matured 01-03-94..................................            -    30,544,268    30,544,268             -




Department of Labor regulations define reportable transactions as those that exceed 5% of Plan assets at the beginning of the year.

The  amounts  shown  above  represent  aggregate  transactions  for  the  assets  listed  and  no  expenses  were  incurred by  the  Plan  related  to  the  above  listed  transactions.



              Employer Identification Number:   ...... 38-1984850
              Plan Number                   :   .......       001
